SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 September 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 23 September 2021 re: Directorate Change

          23 September 2021

LLOYDS BANKING GROUP PLC:  BOARD AND COMMITTEE CHANGES

Lloyds Banking Group plc announces that Nick Prettejohn and Stuart Sinclair have informed the Board of their intention to step down as Non-Executive Directors of the Group.

Nick Prettejohn intends to step down as a Non-Executive Director and as Chair of Scottish Widows Group on 30 September 2021, after more than seven years on the Board.   Nick, who is also a Member of the Audit Committee, the Board Risk Committee, and the Nomination and Governance Committee, is leaving to take up the position of Chair at TSB Bank plc subject to regulatory approval. Sophie O'Connor, a Non-Executive Director of Scottish Widows Group, will succeed Nick as interim Chair of Scottish Widows Group subject to regulatory approval.

Stuart Sinclair, a Non-Executive Director and Chair of the Remuneration Committee, has notified the Board that he will retire from the Board at the 2022 Annual General Meeting.  Alan Dickinson has been appointed as Chair of the Remuneration Committee, subject to regulatory approval, with effect from 24 November 2021.  Alan has served as a member of the Remuneration Committee since July 2015 and will continue in his role as Deputy Chair and Senior Independent Director.  Until he leaves the Board, Stuart will continue to be a member of the Remuneration Committee alongside his roles as a member of the Nomination and Governance and Responsible Business Committees.

Robin Budenberg, Group Chair, said: "I would like to thank both Nick and Stuart for the leadership and wisdom they have brought to the Board.  We have greatly valued their insight and counsel.  I am very grateful to Nick for his long service as Chair of Scottish Widows Group and I would like to thank Stuart for chairing the Remuneration Committee over the past three years.  They both leave with our best wishes for the future.  I am grateful to Alan and Sophie for taking on these roles."

END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 23 September 2021